Craft Capital Management LLC

VIA EDGAR

September 26, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	Claudia Rios
Karina Dorin

Re:	SMART LOGISTICS GLOBAL LIMITED Registration Statement on Form F-1, as amended Initially Filed on July 14, 2025 File No. 333-288664

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Craft Capital Management LLC, as the underwriter, hereby joins the Company’s request for acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. ET on September 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Craft Capital Management LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer